SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 21, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
+55 (61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
+55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration 76.535.764/0001-43	Corporate Taxpayer Registration 02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

MATERIAL FACT

Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) and Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) (the “Companies”), pursuant to the Brazilian Securities and Exchange Commission – CVM’s Instruction 358, hereby transcribe the material fact, disclosed by Telemar Norte Leste S.A. and Tele Norte Leste Participações S.A., about the developments on the acquisition of the Companies’ control stake.

“TELEMAR NORTE LESTE S.A.	TELE NORTE LESTE PARTICIPAÇÕES S.A.
CNPJ/MF n° 33.000.118/0001-79	CNPJ/MF n° 02.558.134/0001-58
Publicly held	Publicly held

MATERIAL FACT

Tele Norte Leste Participações S.A.(“TNL”) and Telemar Norte Leste S.A.(“Telemar”), in accordance with the provisions of CVM instruction No. 358/02, hereby inform the market that:

On April 25, 2008, Telemar published a Material Fact regarding and describing the acquisition of control of Brasil Telecom Participações S.A. (“BrT Part”), and, therefore, the acquisition of its controlled entity Brasil Telecom S.A. (“BrT”).

As a result of Decree No. 6.654 that approved the new General Plan of Grants (Plano Geral de Outorgas), or PGO, which allows a concessionaire to acquire control of a second concession for the provision of fixed-line telecommunications services in a different service region of Brazil, Telemar submitted to ANATEL, pursuant to law, a request for approval of the acquisition of control of BrT Part and BrT.

In the event it receives this approval, Telemar will comply with the procedures established by the share purchase agreement, dated April 25, 2008, for the transfer of shares giving Telemar, or companies which it controls, control of BrT Part and BrT, within ten working days after the publication of ANATEL’s approval.

Telemar and TNL will continue to inform their shareholders and the market regarding future material facts related to acquisition of control of BrT Part and BrT by Telemar.

Rio de Janeiro, November 21, 2008.

José Luís Magalhães Salazar
Investor Relations Officer
Tele Norte Leste Participações S.A.
Telemar Norte Leste S.A.”

Brasília, DF, November 21, 2008.

Paulo Narcélio Simões Amaral

Investor Relations Officer

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.